EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for first quarter 2025

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2025.

Cash dividend amount: 0.37

Announced currency: USD

Last day including rights: 15 August 2025

Ex-date Oslo Børs : 18 August 2025

Ex-date New York Stock Exchange: 19 August 2025

Record date: 19 August 2025

Payment date: 29 August 2025

Date of approval: 29 April 2025

Other information: The cash dividend per share in NOK will be communicated 25 August 2025.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.